FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of December 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on December 14, 1999, titled: "Vasogen Plans to Move VAS981 Into Clinical Trials in Leukemia"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)

Date:  December 14, 1999

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

          VASOGEN PLANS TO MOVE VAS981 INTO CLINICAL TRIALS IN LEUKEMIA

Toronto, Ontario (December, 14, 1999) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced results of the final phase of the Company's pre-clinical research in the prevention of Graft-versus-Host Disease (GvHD). These results have supported regulatory submissions to commence a clinical trial of its VAS981 cell processing technology in the prevention of GvHD. GvHD is a potentially fatal complication of bone marrow transplantation performed to treat leukemias and other types of cancer that no longer respond to conventional therapy.

GvHD develops as part of an immune response that occurs when T cells, given with the donated bone marrow (graft), identify cells in the recipient's body (host) as foreign and reject them. GvHD causes symptoms ranging from anorexia and severe vomiting to malabsorption and liver dysfunction. The costs of treating the complications of GvHD exceed $400 million annually.

Previously announced results from research conducted at the Division of Cancer Biology Research, Sunnybrook Health Science Centre, University of Toronto, under the direction of Dr. David Spaner, demonstrated that the treatment of donor immune cells with VAS981 prior to transplantation prevented GvHD in animal models. Recently completed research extended these studies to investigate the effects of VAS981 on human immune cells that are administered in bone marrow grafts and cause GvHD. The results showed that VAS981-treated cells produced much lower levels of the inflammatory cytokines that are associated with GvHD. The in vitro changes seen in these laboratory studies on human cells closely mirrored those seen in vivo in the pre-clinical models, where they were associated with a dramatic reduction in GvHD.

"Bone marrow transplantation is a potentially life-saving procedure for many patients suffering from leukemia and lymphoma," said Dr. Spaner. "Unfortunately, the success of bone marrow transplantation can be compromised by GvHD. Overcoming this problem would represent a major breakthrough in the treatment of cancer patients and could extend the use of life-saving bone marrow transplantation to thousands more patients each year."

Currently, over 30,000 bone marrow transplant procedures are performed annually. Nearly half of those cancer patients who receive bone marrow transplants develop GvHD. Although drugs that suppress the immune system, such as cyclosporine, can help decrease the severity of this problem, GvHD remains the major cause of death, either directly or indirectly, in these patients.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.